EXHIBIT 1

                                  [TRANSLATION]

                                                              September 21, 2005

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

TEL AVIV STOCK EXCHANGE                 SECURITIES AUTHORITY
www.tase.co.il                          www.isa.gov.il


                     IMMEDIATE REPORT OF RESULTS OF MEETING


Notice is hereby given that at the Annual General Meeting of the Bank which took place on September 21, 2005, the following resolutions were adopted:


     1. To appoint the firm of Somekh Chaikin as auditors of the Bank for 2005. Pursuant to Sec. 154 of the Companies Law 1999, the auditors will hold their position until the end of the next Annual Meeting.

     2. To authorize the Board of Directors of the Bank to set the auditors' remuneration for their auditing services for 2005, subject to the following conditions:

          a. The remuneration and terms of employment concerning the above-mentioned auditing services shall be set according to the rate set in circulars of the Government Companies Authority.

          b. The Board of Directors shall review the time sheet and remuneration report that will be presented by the auditors concerning the above-mentioned auditing services, in light of the circulars of the Government Companies Authority, with an emphasis on the rates and the breakdown among the professional staff.

     3. Further to resolutions of the Audit committee and the Board of Directors of the Bank, and following the termination of the prior policy, to approve the Bank's obtaining a Directors and Officers Liability Insurance Policy for the period from August 1, 2005 until July 31, 2006 in the risk amount of Ten Million (US) Dollars (plus the sum of Two Million US Dollars for legal expenses in Israel only) per event and for the period of the policy, for an annual premium of 650,000 (US) Dollars, with a deductible (for the Bank only) of an amount which varies between 750,000 and 1,500,000 (US) Dollars, according to the date of the event.